

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2020

Bahige Chaaban
Interim Chief Executive Officer
CEN BIOTECH INC
625 N. Flagler Drive, Suite 600
West Palm Beach, FL 33401

> **Re: CEN BIOTECH INC**
> **Registration Statement on Form S-1**
> **Filed June 19, 2020**
> **File No. 333-239296**

Dear Mr. Chaaban:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Crotty at (202) 551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Craig D. Linder, Esq.